Exhibit 99.1

LB Group Selects Sapiens’ General Insurance Software Suite as Its New Policy Administration Solution

The multi-million Euro agreement covers the launch of 26 products over the next two years and implementation for four LB Group brands

Holon, Israel – October 10, 2016 –Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector, announced today that LB Group, a member-owned insurance company based in Denmark with approximately 950,000 policies and more than 375,000 members, has selected the Sapiens IDIT Insurance Suite as the company’s new core insurance system for its general lines of business.

The multi-million Euro agreement covers the launch of 26 products over the next two years and implementation for four LB Group brands.

LB Group’s legacy insurance system was not able to fully support the organization’s ambitious future vision, which includes improving time to market for new products, enhancing operational efficiencies, optimizing the customer experience and enabling continuous development of the business. The digitization and automation capabilities, and robust front- and back-end systems necessary to achieve these goals prompted a search for a modern software suite.

“The insurance market is moving fast and LB Group must be able to quickly adapt to changing demands,” said Anne Mette Toftegaard, CEO, LB Group. “We chose Sapiens IDIT for its ability to support a fast time to market for new products and efficient maintenance and enhancement of existing products. The suite will also enable our members to interact with LB Group through innovative digital technology and will support growth from new customer groups and lines of business, while sustaining our position as the insurance company with the lowest costs in Denmark.”

Key to the selection was the strategic relationship between Sapiens and LB Group, who previously selected Sapiens Reinsurance to manage its reinsurance programs and help the company comply with European regulations.

“Sapiens is a trusted partner with an in-depth knowledge of both our business and future vision, which along with the superior technology Sapiens offers, was one of the deciding factors in our selection,” said Matthias Svane, program manager, LB Group.

“Existing and prospective customers are increasingly engaging Sapiens in conversations about how to future-proof in relation to technology, architecture and strategy, to evolve with the business,” said Raj Ghuman, vice president of sales and operations for Sapiens Europe. “We are pleased that LB Group’s trust in Sapiens led to an expansion of our relationship and our footprint in the important Nordic region.”

Sapiens IDIT Software is designed to promote growth, with extensive multi-company, multi-branding, multi-currency and multi-lingual capabilities. The omni-channel suite is backed by Sapiens’ 30+ years of delivery expertise and global presence, and supports all core operations of personal, commercial and specialty lines of business.

About LB Group

LB Group is a mutual insurance group based in Copenhagen, Denmark. The objective of the Group is to offer insurance to teachers, nurses, selected groups of salaried employees and to members of FDM (Federation of Danish Motorists). The Group has more than 375,0000 members and employs more than 600 people. For more information: https://www.lb.dk/english.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 200 financial services organizations. The Sapiens team of over 1,800 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com